Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

Infographic

A MERGER OF EQUALS TO CREATE A LEADING WATER UTILITY COMPANY SIGNIFICANT VALUE CREATION FOR SHAREHOLDERS BENEFITS TO CUSTOMERS COMMITTED TO JOBS AND COMMUNITIES ENVIRONMENTAL STEWARDSHIP: A CORE VALUE INCREASED DIVERSITY1 Compelling growth and investment opportunities Highly attractive earnings accretion for both SJW and CTWS Enhanced finnancial foundation, increased capital markets access, lower cost of capital to compete for attractive growth opportunities at national level Strong credit profile consistent with “A” rating Stable and growing dividend Leverages best-in-class customer service across organization Transaction seamless to customers with no change in customer rates as a result of the merger Enhance service by capitalizing on technology and sharing best practices, operational expertise and more extensive resources Committed to delivering on key capital projects to support reliability and service (e.g. new surface water treatment facility in Saco, ME) Existing teams of passionate, dedicated employees and leaders to serve in local communities Employees will have additional opportunities for career development and geographic mobility No merger-related layoffs or significant changes in compensation or benefits planned Continue to honor SJW union contracts Ongoing community support and involvement SJW and CTWS are both leaders in water conservation and protecting lands and water resources Combined company committed to reducing environmental footprint and furthering sustainable business practices Investment in infrastructure, which conserves water and energy resources, will remain a priority STRONG MULTI-STATE PRESENCE WITH INCREASED SCALE, HIGH-QUALITY, WELL-RUN OPERATIONS AND CONSTRUCTIVE REGULATORY RELATIONSHIPS Combined Company Headquarters San Jose, CA New England Headquarters Clinton, CT TRANSACTION SUMMARY CTWS shareholders to receive 1.1375 shares of SJW common stock for each CTWS share they own (equivalent to $61.86 per share) Year-end 2018 expected closing Customary closing conditions, approval of share issuance by SJW stockholders, CTWS shareholders, CT PURA, MPUC, FCC, HSR COMBINED LEADERSHIP Eric W. Thornburg, Chairman, President and CEO, SJW Group David C. Benoit, President, New England Region Andrew R. Gere, President and COO, San Jose Water Thomas Hodge, President, SJWTX, Inc. Richard Knowlton, President, Maine Water Company James Lynch, CFO, SJW Group Kristen Johnson, Chief Human Resource Officer, SJW Group Suzy Papazian, General Counsel and Corporate Secretary, SJW Group Andrew Walters, Chief Administrative Officer, SJW Group Maureen Westbrook, SVP, External Affairs, SJW Group 12 member Board: 7 directors appointed by SJW and 5 directors, including the Lead Independent Director, appointed by CTWS investor-owned water and wastewater utility in the U.S. people served dedicated employees per share annual dividend: 7% immediate uplift for CTWS shareholders and neutral for SJW shareholders 2017 pro forma operating revenue 2017 pro forma recurring net income of annual capital investments across combined operations pro forma equity value based on SJW, CTWS closing share prices on 3/14/18 andtransaction exchange ratio SJW GROUP CONTACTS Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com 408.918.7247 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408.279.7818 CONNECTICUT WATER CONTACT Daniel J. Meaney, APR Director, Corporate Communications dmeaney@ctwater.com 860.664.6016 www.sjw-ctws.com Texas Maine Connecticut California Connecticutwater 3rd largest +1.5M people served +700 dedicated employees $1.12 $496M $74M +$200M $1.9B SIGNIFICANT VALUE CREATION FOR SHAREHOLDERS BENEFITS TO CUSTOMERS COMMITTED TO JOBS AND COMMUNITIES ENVIRONMENTAL STEWARDSHIP: A CORE VALUE

A MERGER OF EQUALS TO CREATE A LEADING WATER UTILITY COMPANY Forward Looking Statements This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements. Additional Information and Where to Find It In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will beavailable free of charge from the sources indicated above. SJW GROUP CONTACTS Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com 408.918.7247 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408.279.7818 CONNECTICUT WATER CONTACT Daniel J. Meaney, APR Director, Corporate Communications dmeaney@ctwater.com 860.664.6016 www.sjw-ctws.com ConnecticutWater SJW Group Pro Forma 1 Based on 2017 net income

SJW-CTWS Joint All-Employee Video Transcript

Eric Thornburg:

•	This is an historic moment!

•	This morning, we announced an agreement to merge two great companies – SJW Group and Connecticut Water.

•	I am delighted to be here with Dave, my former colleague from Connecticut Water, to discuss this news and the exciting opportunities this creates.

•	The merger will be one of equals!

•	It combines our talents, expertise and shared vision to create a premier organization with significant long-term benefits for you, our employees, as well as for customers, shareholders and the communities we serve. It will truly transform us!

•	We wanted to deliver this news to all of you in person, but circumstances required that we be on hand to meet with shareholders as we make this announcement.

•	You have your local leaders with you today to answer any questions you may have, and I assure you that Dave and I will be available in the coming days and weeks to talk directly with you all.

•	I’ll be back in San Jose tomorrow to meet with San Jose Water employees and share my thoughts in person and answer your questions. I’ll be in Texas in the very near future as well to talk with you all in person.

•	Having spent more than 11 years at Connecticut Water and since joining SJW Group last year, I have a deep appreciation for each company and their teams, and I am confident that we can achieve great things together.

•	We will be the 3rd largest investor-owned water and wastewater utility in the United States!

David Benoit:

•	I share Eric’s excitement about this merger and look forward to working with him once again, and continuing to build on the shared leadership model and the culture of service that we are both so proud to be a part of.

•	Our organizations are located across the country from each other, creating a geographically diverse partnership that is positioned for growth.

•	The combined company will have a strong multi-state presence in California, Connecticut, Maine and Texas.

•	We will rely on our dedicated teams of employees locally who consistently deliver high-quality, well-run operations, and the world-class customer service that defines us.

•	Together, our team of 700+ water professionals will serve more than 1.5 million people with safe, high-quality and reliable water service.

•	Our cultural fit is strong. We are closely aligned in our focus on service to customers, communities, employees, shareholders and environmental stewardship.

•	Together, we are a larger, stronger organization with even more opportunities for growth and success.

SJW-CTWS Joint All-Employee Video Transcript

Eric Thornburg:

•	Dave and I both understand what makes our organizations successful – it is our people and the culture we build together!

•	This merger will reinforce that commitment – by bringing together the values, talents and capabilities that all of you bring to your job every day.

•	Our Board of Directors and executive leadership team will be made up of individuals from both companies.

•	I will serve as Chairman, President and CEO of the newly combined company, and Dave will serve as President of the New England Region, overseeing our New England operations, including Connecticut Water.

•	Our operations will remain locally based and locally managed, and we will maintain our teams and a strong presence across our multi-state operations.

•	Each of the combined company’s utilities will operate under their current brand names – San Jose Water, SJWTX, Maine Water, Connecticut Water, Heritage Village and Avon Water.

•	Their customers will continue to be supported locally by a team of passionate, dedicated employees and leaders.

•	And our current presidents and local teams will continue to serve, including:

•	As mentioned, Dave will be the President of New England and lead Connecticut Water Company;

•	Andy Gere will serve as President and Chief Operating Officer of San Jose Water;

•	Tom Hodge will serve as President of SJWTX; and

•	Rick Knowlton will serve as President of Maine Water.

•	Additionally, we will establish ‘centers of excellence’ with leaders from both organizations who will blend the strengths and talents of our teams in key functional areas. For the combined company:

•	Jim Lynch will serve as Chief Financial Officer;

•	Kristen Johnson will serve as Chief Human Resource Officer;

•	Suzy Papazian will serve as General Counsel and Corporate Secretary;

•	Andrew Walters will serve as Chief Administrative Officer; and

•	Maureen Westbrook will serve as Senior Vice President of External Affairs.

•	You, our employees, are critical to our success and you can be assured that there are no merger-related layoffs or significant changes in compensation or benefit packages planned as a result of this transaction.

•	For SJW Group, I also want to be clear that we value our trusted partnership with our union represented employees and of course all union contracts will continue to be honored.

•	Once the merger is closed, there will be greater opportunities for employees, including career development and geographic mobility as part of a larger, stronger, more diverse company.

David Benoit:

•	The benefits for our customers and communities are compelling.

•	Connecticut Water and SJW Group both have records of world-class customer service and strong community support.

SJW-CTWS Joint All-Employee Video Transcript

•	As our individual companies have grown through the years, our commitment to our customers and communities has been unwavering – and we expect that to continue to be the case as we join together.

•	The new organization will maintain outstanding customer service, which will be enhanced by sharing of best practices, operational expertise and more extensive resources.

•	Indeed, this transaction should be virtually seamless to the customers we serve.

•	There will be no change in customer rates as a result of the merger.

•	We will also honor commitments for approximately $200 million of annual capital investments in the communities we serve across our combined operations. This includes moving forward with Maine Water’s construction of a new surface water treatment facility in Saco, Maine.

•	For our communities, we will remain a committed partner with employees active in local organizations and a focus on water conservation and environmental stewardship.

•	We will continue to focus on supporting economic development with investments that provide for growth, safety and reliability in the communities where we live, work and serve.

Eric Thornburg:

•	So what’s next?

•	While we have highlighted some of the many benefits we expect to achieve as we come together, we know that today’s announcement is just the first step in this journey.

•	The transaction is expected to close by year-end 2018, subject to customary closing conditions and approvals.

•	Until the closing, our companies will remain separate organizations, and business will continue as usual.

•	As we move forward, you have our commitment to keep you informed.

•	I want to thank you now for your dedication and hard work.

•	I couldn’t be more excited about our new team and the opportunities this transaction creates.

•	Dave and I are both counting on everyone to remain focused on serving! Serve your customers! Serve our communities! And serve each other!

David Benoit:

•	I echo Eric’s gratitude and his excitement.

•	I am proud to be part of this newly combined team and I’m here if you have any questions.

•	I ask for your trust as we move forward together.

SJW-CTWS Joint All-Employee Video Transcript

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

Employee Letter for Email Distribution

Dear Team,

I am pleased to share exciting news about our company. Today, we announced that SJW Group and Connecticut Water have signed a definitive agreement to combine in a merger of equals to create the 3rd largest investor-owned water and wastewater utility in the United States.

Connecticut Water is New England’s largest publicly traded water and wastewater utility and through its regulated utility subsidiaries, it serves more than 450,000 people in 80 communities across Connecticut and Maine, and provide wastewater service to more than 10,000 people in Connecticut. Together, we will serve more than 1.5 million people with over 700 employees across California, Connecticut, Maine and Texas. The combined company will be led by an experienced leadership team that leverages the strengths and capabilities of its subsidiaries. All utility and operating subsidiaries will continue under existing local leaders and brand names.

This transformational merger creates a premier organization with substantial opportunities for new investment across a diverse set of geographies and an improved ability to serve our customers. Indeed, our combination with Connecticut Water joins two leading and complementary water utility companies to create significant long-term benefits for employees, customers, shareholders and the communities we serve. You can read the full press release at www.sjw-ctws.com.

As you may know, I led Connecticut Water for over 11 years until joining SJW Group last fall. As a result of my time at both companies, I know that SJW Group and Connecticut Water are a strong cultural match with many shared values. Like SJW Group, Connecticut Water has a passion for delivering life-sustaining water service to families and communities, serving their colleagues, being good stewards of the natural resources entrusted to them and creating shareholder value. Each of our companies also has talented and engaged employees. By bringing our teams together and capitalizing on the strengths and best practices of both SJW Group and Connecticut Water, we believe we will be well positioned to realize the substantial benefits inherent in our combination. For example:

•	Employees will have additional opportunities for career development and geographic mobility as part of a larger, stronger, more diverse organization committed to fostering a workplace that supports professional employee growth. Existing leadership and the valued employees at our local utility companies will remain in place across the combined company’s multi-state operations. Our employees are critical to our success, and can be assured that there are no merger-related layoffs or significant changes in compensation or benefit packages planned as a result of the transaction. We value our trusted union partnerships, and all union contracts will continue to be honored;

•	Customers will benefit from outstanding customer service that will be enhanced by sharing of best practices, operational expertise and more extensive resources. There will be no change in customer rates as a result of the merger;

•	Communities will continue to have a committed partner in our company. We will continue our record of environmental stewardship and maintain a commitment to community involvement. We will continue to focus on supporting economic development with investments in growth, safety and reliability in the communities where we live, work and serve; and

•	Shareholders of both SJW Group and Connecticut Water will have the opportunity to participate in the combined company’s growth and value creation.

Upon closing of the transaction, I will serve as Chairman, President and Chief Executive Officer of the newly merged company, and Connecticut Water’s President and Chief Executive Officer, David Benoit, will serve as President, New England Region, overseeing the New England operations, including Connecticut Water. Additional members of our combined leadership team are reviewed in the release we issued today. The combined company’s headquarters will be located in San Jose, CA, with the New England headquarters located in Clinton, CT.

While I’ve highlighted some of the many benefits we expect to achieve as a result of our merger, today’s announcement is just the first step toward bringing our companies together. The transaction is expected to close by year-end 2018, subject to customary closing conditions and various approvals. Until the closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual. It is important that we all remain focused on our day-to-day responsibilities and serving our customers with world-class water service and reliability, as we always have.

Dave Benoit and I have recorded a video discussing our merger and its benefits, which you can access at [WEBSITE], please use the password: [PASSWORD]. Team leaders will also be available throughout the day to address questions you may have, and I look forward to seeing many of you personally over the coming days and weeks. In addition, an FAQ and other materials can be found on our intranet at this link: [WEBSITE]

While I wanted to be there with you in-person to make today’s announcement, circumstances prevented it. But I will be back in San Jose on Friday and I have scheduled meetings at both Bascom and Taylor offices. Please plan to attend the meeting that work’s best for you, if you have questions about today’s announcement or if you would like to talk with me about the news. These meetings are informal, I won’t have a prepared agenda. But I would like to listen to any thoughts you might have. I hope you’ll join me.

•	[SCHEDULE]

One reminder: today’s announcement is likely to generate increased interest in SJW Group. Consistent with usual policies, media inquiries should be forwarded to Jayme Ackemann at [CONTACT INFORMATION]. Investor-related inquiries should be referred to Andrew Walters at [CONTACT INFORMATION].

On behalf of our board of directors and management team, thank you for your hard work and commitment to SJW Group. I look forward to the opportunities ahead.

In service,

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on

Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW GROUP Announcement Supplier Business Partner Letter

March 15, 2018

Subject:    SJW Group Announces Definitive Agreement to Initiate a Merger of Equals with Connecticut Water

Dear [INSERT PARTNER HERE],

I am pleased to share that SJW Group, the parent company of INSERT RELEVANT SUBSIDIARY, has announced a definitive agreement to combine with Connecticut Water Service in a merger of equals to create the 3rd largest investor-owned water and wastewater utility in the United States. Connecticut Water is New England’s largest publicly traded water and wastewater utility and through its regulated water utility subsidiaries, it serves more than 450,000 people in 80 communities across Connecticut and Maine, and more than 3,000 wastewater customers in Connecticut. Together, we will serve more than 1.5 million people with over 700 employees across California, Connecticut, Maine and Texas.

As a result of this transformational merger, we will have an attractive range of new investment opportunities across a diverse set of geographies and be even better positioned to create significant long-term benefits for all of our stakeholders.

For example, the outstanding service we offer our customers today will be enhanced by the sharing of best practices, operational expertise and more extensive resources of the combined company. We also believe the employees of the new organization will benefit from additional opportunities for career development and geographic mobility as part of a larger, stronger, more diverse organization. For the communities we serve, the new company will continue our record of environmental stewardship and community support with our utility operations remaining locally based and locally managed.

As we become a more vital and valued partner to our customers and communities, we expect our combination will lead to growth opportunities for our suppliers and business partners as well.

While we believe there are many reasons to be excited about this transaction, the announcement of our agreement is just the first step. We expect the transaction to close by year-end 2018, subject to customary closing conditions and various approvals. Until the closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual.

Please know that all operations at SJW Group are unchanged. Your SJW Group contact remains the same, and all contracts are continuing in the normal course.

We value the relationship we have with you and thank you for your partnership.

If you have any questions, please feel free to contact your regular SJW Group representative.

[Sincerely,

USUAL CLOSING]

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW Group Employee FAQ	03.13.18
Page 1 of 5	10:00 PM ET

1.	What was announced? What are the benefits of this transaction?

•	We announced that SJW Group and Connecticut Water have signed a definitive agreement to combine in a merger of equals to create the 3rd largest investor-owned water and wastewater utility in the United States.

•	The new company will serve more than 1.5 million people with over 700 employees across California, Connecticut, Maine and Texas.

•	The combined company will be led by an experienced Board of Directors and leadership team that leverages the strengths and capabilities of both companies. All utility and operating subsidiaries will continue under existing local leaders and brand names.

•	This is a transformational merger that positions the new company to drive growth, serve customers and create opportunities for employees as a result of increased scale and geographic diversity, combined operating expertise and enhanced financial strength.

•	Together, we create a new larger, stronger company capable of delivering greater value and benefits than either company could deliver on its own.

•	For more information on the merger, please visit www.sjw-ctws.com.

2.	Who is Connecticut Water?

•	Connecticut Water is the largest publicly traded water utility based in New England.

•	Through its regulated utility subsidiaries and with the support of more than 290 employees, Connecticut Water serves more than 135,000 water customers, or more than 450,000 people in 80 communities across Connecticut and Maine, and more than 3,000 wastewater customers in Connecticut.

•	Connecticut Water shares similar values with SJW Group and is committed to conducting its business operations in a manner that respects the natural environment and with a focus on service to customers, communities, employees and shareholders.

•	As you know, our President and Chief Executive Officer, Eric W. Thornburg, previously served as President and Chief Executive Officer of Connecticut Water.

•	Given the strong cultural fit between our organizations, we are very confident in our ability to successfully bring the two companies together and create a new industry leader with world class service, reliability and growth.

•	For more information on Connecticut Water, please visit www.ctwater.com.

3.	What does the transaction mean for employees?

•	This transaction is about growth – for our combined company and our combined employees.

•	SJW Group and Connecticut Water both recognize the valuable contributions that employees make to our success, and our intent is to capitalize on the capabilities and talent of both organizations.

•	The combined company will maintain a strong workforce across its multi-state operations. Employees will have a role in our newly combined organization and can be assured that there are no merger-related layoffs or significant changes in compensation or benefit packages planned as a result of the transaction. We value our trusted union partnerships, and all union contracts will continue to be honored.

•	Following the close of the transaction, we expect employees to benefit from new career development opportunities and geographic mobility that result from being part of a larger, stronger, more diverse organization.

•	While we are excited about this merger, our announcement is just the first step toward bringing our companies together.

•	Until the transaction’s closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual.

SJW Group Employee FAQ	03.13.18
Page 2 of 5	10:00 PM ET

4.	Are any layoffs planned as a result of the transaction?

•	Our employees will have a role in our newly combined organization and can be assured that there are no merger-related layoffs or significant changes in compensation or benefit packages planned as a result of the transaction. We value our trusted union partnerships, and all union contracts will continue to be honored.

•	Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of passionate, dedicated employees and existing leaders. Employees will bring their extensive certifications, operating experience and local knowledge to the communities they serve.

5.	Will there be any changes to compensation or benefits plans?

•	Our employees will have a role in our newly combined organization and can be assured that there are no merger-related layoffs or significant changes in compensation or benefit packages planned as a result of the transaction.

•	We value our trusted union partnerships, and all union contracts will continue to be honored.

•	As we always have, we will continue to offer a salary and benefits package that is competitive within individual markets and the industry as a whole.

6.	Will employees be able to transfer, or be asked to transfer, to Connecticut Water facilities or locations?

•	Until the closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual.

•	Following the close, the combined company’s operating utilities will continue to be supported locally by existing teams and leaders.

•	However, geographic mobility is one of the employee benefits resulting from this transaction and we will explore related opportunities after the transaction closes.

7.	Will any offices or facilities be closed as a result of the merger?

•	SJW Group and Connecticut Water market footprints are highly complementary with no overlap.

•	Given the complementary nature of our operations and the growth opportunity we see resulting from this transaction, we do not expect any changes to our offices or facilities as a result of the merger.

8.	When will the merger be completed? What can employees expect between now and the close of the transaction?

•	We expect the transaction to close by year-end 2018.

•	The transaction is subject to customary closing conditions and approvals, including the approval of the issuance of shares in the transaction by SJW Group shareholders, the approval of Connecticut Water shareholders, the approvals of the Connecticut Public Utilities Regulatory Authority and the Maine Public Utilities Commission, the approval of the Federal Communications Commission and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

•	Until the closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual.

•	We ask that you remain focused on your day-to-day responsibilities and serving our customers with world-class water service and reliability, as we always have.

•	Over the coming months, SJW Group and Connecticut Water leadership will have more detailed discussions about how best to bring the companies together.

•	As we move toward the closing of the transaction, we will continue to keep you informed of additional information as it becomes available.

SJW Group Employee FAQ	03.13.18
Page 3 of 5	10:00 PM ET

9.	Who will lead the combined company?

•	The combined company will be led by an experienced Board of Directors and leadership team that leverages the strengths and capabilities of its subsidiaries. All utility and operating subsidiaries will continue under existing local leaders and brand names.

•	Upon closing of the transaction:

-	The Board of Directors of the combined company will consist of 12 directors, with seven directors appointed by SJW Group and five directors, including the Lead Independent Director, appointed by Connecticut Water.

-	Eric Thornburg will serve as Chairman, President and Chief Executive Officer of the newly merged company.

-	David Benoit will serve as President, New England Region, overseeing the New England operations, including Connecticut Water.

-	Andrew Gere will continue serving as President and Chief Operating Officer of San Jose Water.

-	Thomas Hodge will continue serving as President of SJWTX.

-	Richard Knowlton will continue serving as President of Maine Water Company. James Lynch will serve as Chief Financial Officer of the combined company, Kristen Johnson will serve as Chief Human Resource Officer, Suzy Papazian will serve as General Counsel and Corporate Secretary, Andrew Walters will serve as Chief Administration Officer and Maureen Westbrook will serve as Senior Vice President of External Affairs.

10.	Where will the combined company be headquartered?

•	The combined company’s headquarters will be located in San Jose, CA, with the New England headquarters located in Clinton, CT.

•	All utility and operating subsidiaries will continue from their existing locations.

11.	How will this merger benefit customers?

•	We believe this transaction is a win-win for all of our stakeholders, including our customers.

•	There will be no change in customer rates as a result of the merger, and the operating subsidiaries of the combined company will each continue to be subject to oversight by their respective state regulatory commissions for rates and quality of service.

•	The new organization will maintain the longstanding commitments of SJW Group and Connecticut Water to outstanding customer service, which will be enhanced by sharing of best practices, operational expertise and more extensive resources.

•	Further, the combined company can cost effectively implement updated customer service tools across Connecticut and Maine utility operations by leveraging leading Information Services and Technology systems that have been established at SJW Group.

•	The new company will honor commitments for approximately $200 million of annual capital investments across its combined operations.

12.	How can employees learn more about this transaction?

•	For additional information on the transaction and its benefits, please visit the website we have created for the transaction, www.sjw-ctws.com.

•	We will also continue to keep employees updated through usual communications channels as we have additional information to share.

•	As always, you may also contact your supervisor or HR representative.

SJW Group Employee FAQ	03.13.18
Page 4 of 5	10:00 PM ET

13.	What should employees say if contacted by customers or other third parties about the transaction?

•	If customers ask about the transaction, we ask that you emphasize that it is business as usual at SJW Group and that we remain focused on serving them with world-class water service and reliability, as we always have.

•	With respect to questions you may get from others outside the Company, please note that only certain company executives are authorized to officially comment about this announcement on the Company’s behalf.

•	Consistent with usual policies, media inquiries should be forwarded to Jayme Ackemann at jayme.ackemann@sjwater.com or 408-918-7247. Investor and analyst-related inquiries should be referred to Andrew Walters at andrew.walters@sjwater.com or 408-279-7818.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

SJW Group Employee FAQ	03.13.18
Page 5 of 5	10:00 PM ET

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW Group Stakeholder Letter for Email Outreach

Email:

Dear Elected Official, Staff, and Community Leaders,

For more than 150 years, SJW Group, through San Jose Water and our subsidiaries, has proudly served our customers and communities with high quality, life sustaining water, and an emphasis on exceptional customer service. I am excited to share some news that will enable us to be an even stronger partner to you and to all of the communities where we live, work and serve.

Today, we announced that SJW Group and Connecticut Water Service have signed a definitive agreement to combine through a merger of equals to create the 3rd largest investor-owned water and wastewater utility in the United States. By way of background, Connecticut Water is New England’s largest publicly traded water and wastewater utility and through its regulated water utility subsidiaries, it serves more than 450,000 people in 80 communities across Connecticut and Maine, and more than 10,000 wastewater customers in Connecticut.

Together, we will serve more than 1.5 million people with over 700 employees across California, Connecticut, Maine and Texas. The combined company will be led by an experienced Board of Directors and leadership team that leverages the strengths and capabilities of its subsidiaries. Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of dedicated employees and existing leaders. They will bring their extensive certifications, operating experience and local knowledge to the communities they serve.

Both SJW Group and Connecticut Water are a strong cultural match with many shared values. Like SJW Group, Connecticut Water has a passion for delivering life-sustaining water service to families and communities, serving their colleagues, being good stewards of the natural resources entrusted to them and creating shareholder value. By bringing our teams together and capitalizing on the strengths and best practices of both SJW Group and Connecticut Water, we believe we will be well positioned to realize the substantial benefits inherent in our combination.

Upon closing the transaction, Eric Thornburg will serve as Chairman, President and Chief Executive Officer of the newly merged company. Connecticut Water’s President and CEO, David Benoit, will serve as President, New England Region, overseeing the New England operations, including Connecticut Water. Additional members of our combined leadership team are reviewed in the release we issued today. We do not anticipate any merger-related layoffs or any significant changes in employee compensation or benefits packages as a result of the transaction. We value our trusted union partnerships, and all union contracts will continue to be honored.

For the communities we serve, the new company will maintain strong community ties and participation in community events and organizations. The combined company will continue to focus on supporting economic development with investments in growth, safety and reliability. The combined company’s headquarters will be located in San Jose, CA, with the New England headquarters in Clinton, CT.

Environmental stewardship is a core value for both organizations given the local nature of the water business. That focus will continue as the newly-merged organization seeks to further reduce its environmental footprint and look for opportunities to improve the sustainability of its business practices.

All of this means that the way that we operate in your community will largely stay the same.

Looking ahead, while today’s announcement is significant, it is just the first step toward bringing our companies together. The transaction is expected to close by year-end 2018, subject to customary closing conditions and various approvals. Until the closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual.

All of us at San Jose Water are deeply grateful for the support that you have extended to our company. We will continue to keep you posted on our progress. For additional information, please don’t hesitate to contact me or visit http://www.sjw-ctws.com/.

Best,

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and

security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW Group Supplier / Partner FAQ

1.	What was announced? What are the benefits of this merger?

•	We announced that SJW Group (the parent company of San Jose Water, SJWTX, and SJW Land Company) and Connecticut Water have signed a definitive agreement to combine in a merger of equals to create the 3rd largest investor-owned water and wastewater utility in the United States.

•	The new company will serve more than 1.5 million people with over 700 employees across California, Connecticut, Maine and Texas.

•	The combined company will be led by an experienced Board of Directors and leadership team that leverages the strengths and capabilities of both companies. All utility and operating subsidiaries will continue under existing local leaders and brand names.

•	This is a transformational merger that positions the new company to drive growth, serve customers and create opportunities for employees as a result of increased scale and geographic diversity, combined operating expertise and enhanced financial strength.

•	Together, we create a new larger, stronger company capable of delivering greater value and benefits than either company could deliver on its own.

•	For more information on the merger, please visit www.sjw-ctws.com.

2.	Who is Connecticut Water Service?

•	Connecticut Water is the largest publicly traded water utility based in New England.

•	Through its regulated utility subsidiaries and with the support of more than 290 employees, Connecticut Water serves more than 135,000 water customers, or more than 450,000 people in 80 communities across Connecticut and Maine, and more than 3,000 wastewater customers in Connecticut.

•	Connecticut Water shares similar values with SJW Group and is committed to conducting its business operations in a manner that respects the natural environment and with a focus on service to customers, communities, employees and shareholders.

•	Given the strong cultural fit between our organizations, we are very confident in our ability to successfully bring the two companies together and create a new industry leader with world class service, reliability and growth.

•	For more information on Connecticut Water, please visit www.ctwater.com.

3.	How does this benefit suppliers and business partners?

•	We believe this transaction is a win-win for all of our stakeholders, including our suppliers and business partners.

•	The combination will establish a premier organization with substantial opportunities for new investment across a diverse set of geographies and an improved ability to serve our customers.

•	As we grow and become a more vital and valued partner to our customers and communities, we expect this combination to lead to growth opportunities for our suppliers and business partners as well.

4.	How will this impact SJW Group’s relationship with suppliers and business partners?

•	We are operating as usual and expect this transaction to be seamless for our suppliers and business partners.

•	Until the transaction closes, we will continue to operate as separate companies and there will be no change in how we work with suppliers and business partners.

•	All SJW Group contacts remain the same, and all contracts are continuing in the normal course.

5.	Will my company contacts change?

•	We are operating as usual and expect this transaction to be seamless for our suppliers.

•	You can continue to reach out to your typical SJW Group contact.

SJW Group Supplier / Partner FAQ

6.	When will the merger be completed? What are the next steps?

•	We expect the transaction to close by year-end 2018.

•	The transaction is subject to customary closing conditions and approvals, including the approval of the issuance of shares in the transaction by SJW Group stockholders, the approval of Connecticut Water shareholders, the approvals of the Connecticut Public Utilities Regulatory Authority and the Maine Public Utilities Commission, the approval of the Federal Communications Commission and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

•	Until the closing, SJW Group and Connecticut Water remain separate organizations, and we will operate as usual.

7.	Where will the combined company be headquartered?

•	The combined company’s headquarters will be located in San Jose, CA, with the New England headquarters located in Clinton, CT.

•	All utility and operating subsidiaries will continue under existing local leaders and brand names.

8.	Will any offices or facilities be closed as a result of the merger?

•	SJW Group’s and Connecticut Water’s market footprints are highly complementary with no overlap.

•	Given the complementary nature of our operations and the growth opportunity we see resulting from this transaction, we do not expect significant changes to our offices or facilities as a result of the merger.

9.	How can suppliers or business partners learn more about the merger?

•	Additional information about the merger is available at www.sjw-ctws.com.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

SJW Group Supplier / Partner FAQ

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW – CTWS MERGER WEBSITE

Forward Looking Statements www.sjw-ctws.com DISCLAIMER Disclaimer This website contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,· “strategy.” or “anticipates.” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including. but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained: (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the antrcipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained: (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire Key personnel: (9) competitive responses to the proposed transaction: (10) unexpected costs. charges or expenses resulting from the transaction: (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction. as well as delays. challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements Additional Information and Where to Find It In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This website is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com. No Offer or Solicitation This website is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction. nor shall there be any sale. issuance or transfer of securities in any jurisdiction in which such offer. sale or solicitation would be unlawful prior to registration or qualification under the securitres laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. as amended. and otherwise in accordance with applicable law Participants in the Soliciation SJW Group, Connecticut Water and certain of their respective directors and officers. and other members of management and employees. may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statementJprospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water_ These documents will be available free of charge from the sources indicated above I Agree

www.sjw-ctws.com HOME SJW Group Connecticut Water. THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME SJW Group and Connecticut Water Service to Combine in Merger of Equals San Jose Water Company Creating a Leading Water Utility Company SJW Group (NYSE: SJW) and Connecticut Water Service, Inc. (NASDAQ: CTWS) have entered a definitive agreement to create the 3rd largest investor-owned water and wastewater utility in the United States. The new company will serve more than 1.5 million people with over 700 employees across California, Connecticut. Maine and Texas. The combined company would have had operating revenue of approximately $496 million and recurring net income of $74 million based on a 2017 pro forma basis This transformational merger of equals Joins two leading and complementary water utility companies to create significant long-term benefits for shareholders, customers, employees and the communities we serve. The combination will establish a premier organization with substantial opportunities for new investment across a diverse set of geographies and an improved ability to serve our customers. Eric W. Thornburg PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SJW GROUP SJW Group Contacts https://sjwgroup.com Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com 408-918-7247 Andrew Watters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818 andrew.walters@sjwater.com 408-279-7818 In addition to delivering a premium of 18 percent to Connecticut Water shareholders, this compelling combination honors our unique public health mission and entrepreneurial heritage. Together, we create a new larger, stronger company capable of delivering greater value and benefits for our shareholders, customers, employees and communities than either company could deliver on its own David C. Benoit PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CONNECTICUT WATER SERVICE Connecticut Water Contact https:l/ir.ctwater.com Daniel J. Meaney, APR Director. Corporate Communications dmeaney@ctwater.com 860-664-6016

www.sjw-ctws.com

# THE COMBINATION

THE COMBINATION | PRESS RELEASES | EVENTS & PRESENTATIONS | FILINGS | HOME

Shareholder Benefits | Increased Scale and Geographic Diversity | Combined Leadership | The New SJW Group: By the Numbers

Download Infographic

### SIGNIFICANT VALUE CREATION FOR SHAREHOLDERS

### BENEFITS TO CUSTOMERS

### COMMITTED TO JOBS AND OUR COMMUNITIES

### ENVIRONMENTAL STEWARDSHIP: A CORE VALUE

INCREASED DIVERSITY*
SJW
CTWS
Pro Forma
California
Connecticut
Maine
Texas
*Based on 2017 net income

## COMBINED LEADERSHIP

**ERIC W. THORNBURG**
Chairman, President and Chief Executive Officer
READ BIO

**DAVID C. BENOIT**
President, New England Region
READ BIO

**JAMES LYNCH**
Chief Financial Officer
READ BIO

**ANDREW R. GERE**
President and Chief Operating Officer, San Jose Water
READ BIO

**KRISTEN A. JOHNSON**
Chief Human Resources Officer
READ BIO

**THOMAS HODGE**
President, SJWTX, Inc.
READ BIO

**SUZY PAPAZIAN**
General Counsel and Corporate Secretary
READ BIO

**RICHARD KNOWLTON**
President, Maine Water Company
READ BIO

**ANDREW WALTERS**
Chief Administrative Officer
READ BIO

**MAUREEN P. WESTBROOK**
Senior Vice President, External Affairs
READ BIO

## THE *NEW* SJW GROUP: BY THE NUMBERS

**+1.5M** people served

**+700** dedicated employees

**$496M** 2017 pro forma operating revenue

**$74M** 2017 pro forma recurring net income

**+$200M** of annual capital investments across combined operations

**$1.9B** pro forma equity value based on SJW, CTWS closing share prices on 3/14/18 and transaction exchange ratio

**SJW Group Contacts**
https://sjwgroup.com

Jayme Ackemann
Director, Corporate Communications

Andrew Walters
Chief Administrative Officer

**Connecticut Water Contact**
https://ir.ctwater.com

Daniel J. Meaney, APR
Director, Corporate Communications

www.sjw-ctws.com THE COMBINATION SjWGwup c t:/laJ~ A MERGER OF EQUALS TO CREATE A LEADING WATER UTILITY COMPANY I. -.creased Scale and Geograpl>‘c Dive<slly Gombifled Leadershrp The NewSJN Group: By the Numbers Download Infographic SIGNIFICIANT VALUE CREATION FOR SHAREHOLDERS • Compelllnggrowthandlnvestment opponunltles • :~i.::~:l~nlngs Kcretlon lor •Enhar>eedlinanciatloundation, lnc<ellsedcapltlllmatketsa<:ceu, lowercostolr:ap!tal tocompetelor anract!V<lgrOWihopportoo,tmatnatiOIIal ‘”” • StrongcredltpromeconSisten1W1th ‘ A’ ratOng • Stable andgrowlngdlvldend & BENEFITS TOCUSTO~ERS • Leveragesbest-ln-cluscustomer “””‘lceacroos organlzatlon •TranaltCtlon seamiHI IOCUSIOme<s .,.;mnocnangorncustomo<ratosasa result of the merger ·Enhanr::eservtce bycap,tal,zrngon tochnok>gyar>dsharrfl!}bestpractK:es. operauonal e~pertrse and moro e~tons;.;o • Commlnedtodellverlngonke~cap!tel pro]ec:tstosupportreliabrlityand S<lrvlC<l (o.g. new suri3C<l wat6ftreatmont laciUty inSaco.ME) A~A CO~~ITTEDTOJOBSANDOUR • E•lsllngteamsolpasslonate. dedlcatedemp!oyeeo ondlu<letoto serveinlocaiCO<‘M’U’1rties • EmployooSW11haV<laddltlo•”’ oppo<1uniUHiorcareerdevelopment andgeographk:moblllt~ •No merger-<elatedlayolls<llsignrkant ,,_cr.angoslllcomponsat,Oilort>onelrts • O<rgoingcommunilysupportand Involvement • Comt>tne<:t company committed to reduclngenvlronmentallootprlnt ar>d furtherrngsustainablebusrnesspracbces • lnvestmentlnlnlrastructu<e which conserveswaterar’ldenerovrosources Wlllrema,napnority STRONG MULTI-STATE PRESENCE WITH INCREASED SCALE, HIGH-QUALITY, WELL-RUN OPERATIONS AND CONSTRUCTIVE REGULATORY RELATIONSHIPS ~WJJ!!. CirntC>t\Cl • california · ~lieu! ·- . Texas COMBINED LEADERSHIP ERIC W THORNBURG C dflld Presllerld l!O e Execu veO cer 11Ł.0.0 8 0 O.O.VIOC.BEJ<Otl J.O./<IIULYNCH Presodent,NewEnglandRegion ChreiFinanc1aiOfiiC<l< Pres,dentandCtrief Operatifi!}OfiK:er.SanJoseWater GonoraiCounsetandCorporatoSocrotary IIICH.O.IIDKJ<OWUOJ< .O.NDIIEWW.O.LTER$ Pres>dent. Maine Water Company ChieiAdmin,strat,veOfiK:er /<II.O.UIIEENP. WESTBROOK SeniorVicePresident,Exlemai Aitairs SJWGroupContacto nnpsi/Sjwg’O<Jp.com Diroctor. Corpor~,. Corm>..rt»co!ion• O.rec1or. C>rporall~o jaymo ... ,_,..,,..jwa,~.com ~”’”’~·”””’ 4()8.9tS.n47 96().664.6()16 Chre1 Adfl’llt’llstrat,.e O~.:er ..,...,....,~com

www.sjw-ctws.com PRESS RELEASES SJW Group Connecticut Water. THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Press Releases 03/15/2018 SJW Group and Connecticut Water Service, Inc. to Combine in All-Stock Transaction to Create Leading Water Utility Company SJW Group Contacts Connecticut Water Contact https://sjwgroup.com https://ir.ctwater.com Jayme Ackemann Daniel J. Meaney, APR Director, Corporate Communications Director, Corporate Communications jayme.ackemann@sjwater.com dmeaney@ctwater.com 408-918-7247 860-664-6016 Andrew Walters Chief Administrative Officer andrew.walters@sjwatercom 408-279-7818

www.sjw-ctws.com EVENTS & PRESENTATIONS SJW Group ConnecticutWater. THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Events & 03/15/2018 Analyst/Investor Conference Call and Webcast to Discuss SJW Group and Connecticut Water Presentations Service Merger Announcement SJW Group Contacts Connecticut Water Contact https://sjwgroup.com https://ir.ctwater.com Jayme Ackemann Daniel J. Meaney, APR Director, Corporate Communications Director, Corporate Communications jayme.ackemann@sjwater.com dmeaney@ctwater.com 408-918-7247 860-664-6016 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818

www.sjw-ctws.com CONFERENCE CALL & WEBCAST SJW Group ConnecticutWater THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Events & Analyst/Investor Conference Call and Webcast Presentations to Discuss SJW Group and Connecticut Water Service Merger Announcement Webcast Information Time/Date: 8:30am EST on March 15, 2018 Click here for webcast Click here for replay A replay of the conference call will be available through March 28, 2018 and can be accessed by dialing (800) 585-8367 and providing the 8499635 confirmation code. Downloads Presentation PDF 608KB lnfographic PDF 1.3MB SJW Group Contacts Connecticut Water Contact https://sjwgroup.com https://ir.ctwater.com Jayme Ackemann Daniel J. Meaney, APR Director, Corporate Communications Director, Corporate Communications jayme.ackemann@sjwater.com dmeaney@ctwater.com 408-918-7247 860-664-6016 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818

www.sjw-ctws.com FILINGS SJW Group ConnecticuitWater. THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Filings SJW Group SEC Filings Connecticut Water SEC Filings SJW Group Contacts Connecticut Water Contact https://sjwgroup.com https://ir.ctwater.com Jayme Ackemann Daniel J_ Meaney, APR Director, Corporate Communications Director, Corporate Communications jayme.ackemann@sjwater.com dmeaney@ctwater.com 408-918-7247 860-664-6016 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818

SJW Group/Connecticut Water Service Combination

03-15-18/8:30 a.m. ET

SJW Group/Connecticut Water Service Combination

March 15, 2018

8:30 a.m. ET

Operator:

Good morning, ladies and gentlemen. Welcome to today’s conference call to discuss the merger between SJW Group and Connecticut Water. At this time, all participants are in listen only mode.

The call will be open for your questions following the presentation and instructions will be given at that time. Presenters on today’s call include Eric Thornburg, President and CEO of SJW Group and Dave Benoit, President and CEO of Connecticut Water.

Also on today’s call is Jim Lynch, Chief Financial Officer of SJW Group. As reminder this call is being recorded and a press release and slide presentation regarding today’s news are available at www.sjw-ctws.com.

I would also like to remind everyone that all statements made during the call that relate to future results and events including the proposed merger are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those discussed here.

Please refer to the information on the Safe Harbor and Additional Information slide in the presentation as well as the additional information contained in the SEC filings for both companies. I will now turn the call over to Mr. Thornburg.

Eric Thornburg:	Thank you, operator, and good morning, everyone. We appreciate you joining us for today’s call. Dave and I would like to begin on slide five. This is an exciting day for SJW Group and Connecticut Water. Together we are combining in a merger of equals to create the third largest investor in water and wastewater utility in the United States.

SJW Group/Connecticut Water Service Combination

03-15-18/8:30 a.m. ET

As many of you know I spent over 11 years at Connecticut Water and joined SJW last year. Given my experience I have a deep appreciation for each company and their teams and I am confident that we can achieve great things together.

Indeed, we believe this merger will create significant growth opportunities and benefits. Slide five highlights many of these including the increased scale and geographic diversity of the combined company.

The meaningful earnings accretion we expect to achieve and the strong financial foundation we will have to support our growth. We will speak to each of these points in greater detail this morning but first, let me turn the call over to Dave for his open remarks. Dave?

Dave Benoit:

Thank you, Eric. I share Eric’s excitement about this merger and look forward to working with him once again and continuing to build on the shared relationship model and the culture of service that we are both so proud to be part of. As you can see here our operations are located across the country from each other creating a geographically diverse partnership.

The combined company will have a strong multistate presence with high quality and well run operations and constructive regulatory relationships in California, Connecticut, Maine and Texas. Our team of 700 plus water professionals will serve more than 1.5 million people with high quality and reliable water service.

Together we will be a larger, stronger organization with even more opportunities for growth and success. In addition to our merger announcement, I also wanted to highlight that Connecticut Water separately issued earnings today.

As you can see from that release we reported another strong quarter and full year for our shareholders and were very pleased with the results.

SJW Group/Connecticut Water Service Combination

03-15-18/8:30 a.m. ET

Given the import of our merger news, however, we intend to focus our remarks on our new combination but we are of course available to answer any questions you may have about our results.

With that said, let’s turn to slide six. As you can see here from an enterprise value and rate base perspective the combined company will be among the largest water and wastewater utility company in the nation.

And we will be significantly larger than either SJW Group or Connecticut Water on a stand alone basis. The enhanced scale of the new organization provides significant benefits. This includes greater trading liquidity, a more robust balance sheet, increased capital market access as well as a lower cost of capital.

Collectively we expect these scale benefits to better enable us to compete for attractive growth opportunities on a national level. Turning now to slide seven, the strategic logic and associated benefits of the transactions are compelling for both Connecticut Water and SJW Group shareholders.

Indeed, the merger brings together two companies with complementary market footprints, cultures, service records and management teams. The increase scale and more diverse geographies of the new organization provide the opportunity for investments in service and reliability that can further enhance value for our shareholders as well as for our customers and communities.

As I mentioned we will also be better positioned to compete for attractive investment opportunities on a national level given our improved cost of capital, market access and liquidity.

In addition to delivering a premium of 18 percent to Connecticut Water shareholders the transaction provides attractive accretion to both companies stand alone earnings potential.

The combination is expected to be accretive to each companies stand alone earnings per share in the first fiscal year post closing increasing to mid to high single digit accretion in the earnings per share over the next couple of years.

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Connecticut Water shareholders will also receive a seven percent uplift in their dividend well to the companies annualized first quarter 2018.

These are meaningful drivers particularly given the opportunities we see further earnings and dividend growth for the combined company in the years ahead. Now let me turn the call back over to Eric.

Eric Thornburg:

Thank you Dave. We are very excited about the benefits of this transaction for SJW group shareholders as well.

In addition to the earnings accretion that Dave discussed, SJW group will realize significant rate base expansion which we expect to drive long term earnings per share growth. At closing we expect to establish an annual dividend of at least $1.12 per share.

Both SJW and Connecticut Water have long records of dividend growth. And with the combined companies enhanced operating and financial foundation we will be well positioned to maintain this record well into the future. I want to emphasize the strong management team we will have.

This merger combines our talents, expertise and share vision to create a premier organization with significant long term benefits for all of our stakeholders. It will truly transform us. Turing now to slide number eight, Dave.

Dave Benoit:

The benefits for our customers, employees and communities are equally compelling. Connecticut Water and SJW group both have records of world class customer service and strong community support.

As our individual companies have grown through the years our commitment to our customers and communities has been unwavering and we expect that to continue to be the case as we join together.

The new organization will maintain outstanding customer service which will enhanced by leveraging technology, best practices, operational expertise and more extensive resources.

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Indeed this transaction should be virtually seamless to the customers we serve. There will be no change in our customer rates as results of the merger. We will also honor commitments for approximately $200 million dollars of annual capital investments in the communities we serve across our combined operations.

This includes moving forward with the main waters construction of a new surface water treatment facility in Saco, Maine. Both Eric and I recognize the valuable contributions that employees make to our success. Our intent is to capitalize on the capabilities on and talent of both organizations.

Over time we expect employees will benefit from additional opportunities for career development, geographic mobility that will result from being part of a larger, stronger more diverse organization.

I want to emphasize that our operations will locally based and locally managed and that no layoffs are planned as a result of this merger. The dedicated and passionate teams that we serve – that serve our customers today will continue to serve our customers following the close of the transaction with local utilities continuing to operate under there current brand names.

For our communities we will remain a committed partner with employees active in local organizations and a focus on water conservation and environmental stewardship.

We will continue to focus on supporting economic development with investments that provide for growth, safety and reliability in the communities where we live, work and serve.

Eric Thornburg:	The terms of the transaction are straight forward and there detailed on slide number nine. The two companies will combine in a tax free all stock merger. Connecticut Water shareholders will receive 1.1375 shares of SJW group common stock, for each share of Connecticut Water common stock they own or the equivalent of $61.86 per share or about $750 million dollars in the aggregate.

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As Dave mentioned this fixed exchange ratio implies an 18 percent premium for Connecticut Water shareholders based on closing stock prices as of yesterday.

Following closing of this transaction SJW group shareholders will own approximately 60 percent of the combined company and Connecticut Water shareholders will own approximately 40 percent on a fully diluted basis.

After the closing of the merger and subject to the closing of the transaction, market conditions and board approval at the time, the combine company anticipates repurchasing up to $100 million of common stock, to return capital to shareholders and to maintain a balanced, consolidated capital structure.

As many of you know, both companies’ management teams have strong records of strategic execution and value creation. We’ve thoughtfully established a combined management team that will enable us to tap into these teams strengths.

Upon closing of the transaction, I will serve as Chairman, President and CEO of the newly merged company and Dave will serve as President of the New England region, overseeing the New England operations including Connecticut Water.

The rest of the corporate leadership will be comprised of individuals from both companies as detailed in the press release we issued today. The leaders at our utility operations will remain in place reflecting our commitment to local operations and local leadership.

Our board will also include members from both companies, with seven directors appointed by SJW Group and five directors, including the lead independent director, appointed by Connecticut Water.

Later in this morning’s call, we will discuss the combined company’s dividend profile and our path to completion in more detail. So, let me turn to the pro forma profile of our combined companies.

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On slide 11 you can see that the increased scale of the combined company goes well beyond our larger market footprint, based on each companies closing share price yesterday and the 1.1375 times transaction exchange ratio, the combined company would have a pro forma equity value of $1.9 billion and an enterprise value of $2.6 billion. Together we will have 379,000 connections and a combined rate base of approximately $1.3 billion and over 700 employees.

Both companies have long had constructive regulatory relationships in each of the states where we operate. Each state has constructive mechanisms which allow the utilities to earn timely recovery on capital investment, including a future test here in California and the water infrastructure and conservation adjustment rider in Connecticut.

As mentioned, we intend to leverage the expertise and experience from both companies while maintaining local leadership as reflected in the chart on slide 13.

There is a strong cultural fit between the two organizations and I’m confident that our unified team, which collectively has more than 150 years of experience in the water industry, will position us well to deliver on the opportunities ahead.

Turning to slide 15, we will remain a highly regulated company, providing shareholders with stable, predictable earnings. The combined company will also benefit from increased geographic and regulatory diversity with our net income generated from operations in four states.

This diversification enhances our cash flow stability and better positions us to identify and compete for attractive growth opportunities. As we look into the future, our enhanced financial flexibility will support investments that will enable us to further diversify our asset base while remaining true to our regulated roots.

I’ll now turn it back over to Dave to discuss some highlights of the proforma combined company and our financial profile.

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Dave Benoit:

On slide 16, you can see that both companies have a record of delivering consistent earnings growth. Together, our combined scale, diversity and expertise, we believe, will even better positioned to continue this momentum

Looking at slide 17, for both SJW Group and Connecticut Water, a stable and growing dividend has been an important part of our total shareholder return. In fact, at Connecticut Water we have paid quarterly dividends for 62 years, since our founding in 1956, without interruption or reduction. And we’ve increased dividend payments in each of the past 48 years.

SJW Group and its predecessor have paid a common stock dividend for 74 consecutive years with its annual dividend increasing in each of the last 50 years. As a combined organization we believe our strong cast generation will enable us to continue our records of dividend growth well into the future.

As shown on slide 18, Connecticut Water and SJW Group have delivered superior shareholder returns. Both companies have outperformed peers as well as the utility index over the past three, five and seven year periods.

As our earnings and dividends growth continues to outpace others, we expect shareholders in the new SJW Group to continue receiving premium shareholder returns.

Turning now to slide 19, the new company will honor commitments for approximately $200 million of annual capital investments across its combined operations which will also support rate based growth.

These investments include pipeline replacement programs at both companies, moving forward with main water construction of a new surface water treatment facility in Saco, Maine. As well as previously approved work o the warded Montevina treatment plant in Los Cabos, California.

This merger underscores both management teams commitment to building a stronger more stable utility enterprise with greater diversification in operating cash flow. The combined company is expected to benefit from a robust balance sheet and enhanced financial flexibility with total assets of $2.4 billion.

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Our combined resources create substantial liquidity to fund existing capital requirements and incremental growth opportunities. Given the incremental debt capacity resulting from the merger, the expectation is that the combined company will maintain a strong a credit profile.

The new company expects to pursue up to $100 million share or purchase program following the transaction closing, subject to market conditions and board approval at the time. Now let me turn the call back over to Eric.

Eric Thornburg:

The path to closing is clear, we expect the transaction to be completed by year end 2018. We will be filing for the relevant state, shareholder and federal approval as soon as practical and as you see outlined.

Given the benefits for all our stakeholders, and the complementary nature of operations we feel confident in our ability to deliver on this timeline. To summarize on slide 23 we believe this is an outstanding step forward for SJW group and Connecticut Water.

As well as for our shareholders, our customers, our employees, and communities. We choose scale, diversification, and new opportunities for investment as well as the benefits that come from a combined leadership team with an excellent track record of strategic execution and value creation.

I couldn’t be more excited about our new team and the opportunities this transaction creates. And I know that Dave shares my confidence in the path ahead. Thank you again for joining us today, we’ll turn it back over to the operator for questions, Operator?

Operator:

Thank you, at this time if you have a question please press star one on your touch tone phone. If at any point your question has been answered you may remove yourself from the cue by pressing the pound key.

In the interest of time, we do ask that you limit yourself to one initial question and one follow up question. Your first question comes from line of Ryan Connors of Boenning & Scattergood.

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Eric Thornburg:	Good morning Ryan.

Ryan Connors:

Great presentation also, really laid it out well. I had a couple questions, first off I think like many on the institutional side we’ve been hoping for exactly this type of transaction that kind of vaults too small or liquid players into relevant so I think it’s great.

We’re really excited about the deal. We hope it represents the start of a trend, with that said it’s been kind of been a long time coming. So, obviously there are some challenges to getting to this point.

And I wondered if you could kind of walk us through the process a little bit on about how you got to this point? And in particular what kind of challenges you faced and push back you faced from various stakeholders and how you over came those things to move this forward?

Eric Thornburg:

Well thank you Ryan and thank you for your kind remarks, when I got to San Jose water we reached out to Connecticut Water and it was very clear that there was a strong cultural fit between two organizations.

When you look at it as you mentioned the ability to build a stronger more robust balance sheet and the combination of very similar cultures, the increase scale and diversity of service area and geography that comes with it was very attractive to both organizations.

And it came together rather quickly, and as it was so evident to us that it was the right path forward. So we’re very, very excited about the combination, we definitely believe that it will increase our growth prospects and the ability to create value for our shareholders.

And we look forward to being more of a national player now as opposed to an East Coast and a West Coast utility. And so we’re very excited and looking forward to working together with a new team.

Ryan Connors:	OK, that’s great and then the other one I had is you mention the regulatory approvals I don’t imagine you’ll face any issues there, but what kind of issues will they be looking at? I mean what will be the things that their looking to get counsel with before they do make those approvals?

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Eric Thornburg:

Both companies have outstanding relationships with our regulators built on trust and we’re prepared to provide all of the information that they need in order to evaluate this.

But we’re very, very confident, as you say, because of the outstanding benefits to customers, to shareholders, to employees and our commitments to communities we anticipate approval and we’re real excited about it and anxious to get started.

Ryan Connors:	OK, great. Thanks for you time.

Eric Thornburg:	Thank you, Ryan.

Operator:	Once again, if you would like to ask a question please press star then the number one on your telephone keypad. Your next question comes from the line of Michael Gaugler of Janney Montgomery Scott.

Michael Gaugler:	Good morning, everyone.

Dave Benoit:	Good morning.

Eric Thornburg:	Good morning, Michael.

Michael Gaugler:	Eric, you mentioned enhanced growth and certainly you should get that across the platform. Just wondering where you see the future growth. Is it largely in the existing footprint or are you looking actively outside of it?

Eric Thornburg:

You know, Mike, thanks for the question. First and foremost, of course, we’re going to really focus on execution here now and putting our companies together, achieving the regulatory approvals necessary in getting forward.

That will be our near term focus but as we mentioned, now we have this national footprint and so we’re not confined to growing just in our own backyards but we can be opportunistic across the country.

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And we can compete better for that growth as well because we’ll have a lower cost to capital and the scale in which to really compete effectively. So, we will not be limited by geography. We will look to grow throughout the United Stated as opportunities arise.

Michael Gaugler:	And, just as a follow up to that one, between now and the end of the year when you expect the deal to close is this the sole focus or would you be willing to look at other things as they materialize throughout 2018?

Eric Thornburg:	You know, we’d always be open to looking at opportunities that might arise but clearly this is such a transformational combination that we’ll keep our eye on the call and make sure that we get this accomplished in a timely fashion. The benefits are so compelling it is truly transformational. So that’s going to be our main focus.

Michael Gaugler:	OK. That’s all I had, gentlemen. Thank you.

Eric Thornburg:	Thank you, Michael.

Dave Benoit:	Thank you.

Operator:	Your next question comes from the line of Michael Lapides of Goldman Sachs.

Michael Lapides:	Hey, guys. Thanks for taking my question. Just curious, first of all within the water industry what do you think the biggest hurdles are to incremental consolidation of the municipal utilities?

Eric Thornburg:

Well, thank you for that question, Michael. You know, municipal utilities, there’s many out there are well run but they have significant capital challenges and we all do believe that the consolidation and achieving scale is the right answer. There are impediments to that but I think they’re gradually getting knocked down.

For instance, there’s some fair value legislation that’s been passed in a number of states that makes it – makes a path to consolidation a little easier. And so, we’re working on it as an industry and with our municipal colleagues to get that accomplished and we’d really like to see that consolidation step up the pace.

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And, of course, that’s the value and the benefit of this combination, it is transformative because the two companies together we can have stronger balance sheet, we have the ability to access capital better and we’ll have a lower cost to capital and that broader footprint now, as I said, not just in New England utility or a California, Texas utility but we’ll have a national footprint and that positions us well to take advantage of that growth.

Michael Lapides:	And, how do you think about when consolidation like this occurs within water utilities as well future consolidation either of investor owned companies or municipally owned? Where are the biggest opportunities for O&M cost savings may lie?

Eric Thornburg:	Thank you, Michael. You know and to be clear this transaction, this combination is not about synergies.

We’re very focused on remaining a local company but having national scale and footprint. But inevitably the – there will be some overlap in public company cost so we can – that we can capture.

And as well you think about procuring material and the like so that over time we can leverage that scale. And as well things like an I.T. platform, we get benefits from having a broader scale to build on there.

So I do believe there will be benefits in that area. But as well sharing of best practices, sharing ideas across our service areas and leveraging those skill sets and the experience of our employees I know that will create a lot of value as well.

Michael Lapides:	Got it. Thank you, guys. Much appreciate. Thank you for taking my questions.

Eric Thornburg:	Michael, thanks for your interest today. Appreciate it.

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Operator:	Once again, if you’d like to ask a question please press star one. Thank you. That concludes today’s call. The SJW Group and Connecticut Water teams will be available to answer additional questions you may have. You may now disconnect.

END

* * *

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.